EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, $0.001 par value per share, of ENGlobal Corporation, a Nevada corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of April, 2021.

/s/ William A. Coskey
William A. Coskey

Alliance 2000, Ltd.

By: BHC Management Corp., its general partner

By:	/s/ William A. Coskey
Name:	William A. Coskey
Title:	President